As filed with the Securities and Exchange Commission on June 30, 2004

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-8
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

SLIPPERY ROCK FINANCIAL CORPORATION
(Exact name of registrant as specified in its charter)

Pennsylvania	**25-1674381**
(State or Other Jurisdiction of Incorporation or Organization)	(IRS Employer Identification No.)

SLIPPERY ROCK FINANCIAL CORPORATION
1997AMENDED INCENTIVE STOCK OPTION PLAN
1997 AMENDED DIRECTORS STOCK OPTION PLAN
(Full title of the plan)

100 South Main Street
Slippery Rock, Pennsylvania 16057
(724) 794-2210
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

William C. Sonntag
President and Chief Executive Officer
Slippery Rock Financial Corporation
100 South Main Street
Slippery Rock, Pennsylvania 16057
(724) 794-2210
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Gregory A. Gehlmann, Esq.
Manatt Phelps & Phillips, LLP
1501 M Street, NW, Suite 700
Washington, DC 20005
(202) 463-4334

CALCULATION OF REGISTRATION FEE

Title of Securities to Be Registered	Amount to be Registered(1)(2)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(2)	Total Amount of Registration Fee
Common Stock, par value $0.25 per share	200,000	$27.63	$5,526,000	$952.20
Common Stock, par value $0.25 per share	72,000	$27.63	$1,989,360	

(1) Plus such additional number of shares of the Registrant's Common Stock as may become issuable under the 1997 Stock Option Incentive Plan and the 1997 Amended Directors Stock Option Plan through the operation of anti-dilution provisions.

(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(h) and based upon the average of the high and low sales price of the common stock of Slippery Rock Financial Corporation the OTC Bulletin Board on June 22, 2004, of $27.63.

PART II
INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS

Item 1. Plan Information.*

Item 2.   Registrant Information and Employee Plan Annual Information.

* The documents containing the information specified in Part I of Form S-8 are not required to be filed with the SEC either as part of this registration statement or as prospectuses or prospectus supplements pursuant to the Note to Part I of Form S-8 and Rule 424 under the Securities Act of 1933. The information required in the Section 10(a) prospectus is included in documents being maintained and delivered by Slippery Rock Financial Corporation as required by Part I of Form S-8 and by Rule 428 under the Securities Act of 1933.

PART II
INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3.   Incorporation of Documents by Reference

The following documents of Slippery Rock Financial Corporation, a Pennsylvania corporation, previously filed with the Securities and Exchange Commission ("SEC") are incorporated by reference:

(1)   Annual Report on Form 10-K for the year ended December 31, 2003 filed with the SEC on March 30, 2004;

(2)   Quarterly Report on Form 10-Q for the quarter ended March 31, 2004 filed with the SEC on May 17, 2004; and

(3)   Current Report on Form 8-K/A filed with the SEC on May 28, 2004.

All documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, prior to the filing of a post-effective amendment which indicates that all securities offered hereunder have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in this Registration Statement and the Prospectus that is part hereof from the date of filing such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained herein or in any subsequently filed document that also is deemed to be incorporated by reference herein modifies or supercedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement.

Item 4. Description of Securities

Registrant is authorized to issue up to 12,000,000 shares of common stock, $0.25 par value per share. As of June 24, 2004, 2,733,879 shares of common stock were issued and outstanding. All of the outstanding capital stock is, and will be, fully paid and non-assessable.

Holders of common stock are entitled to one vote per share. All actions submitted to a vote of stockholders are voted on by holders of common stock voting together as a single class. Holders of common stock are not entitled to cumulative voting in the election of directors.

Holders of common stock are entitled to receive dividends in cash or in property on an equal basis, if and when dividends are declared on the common stock by our board of directors.

In the event of liquidation of the Registrant, all holders of common stock will participate on an equal basis with each other in our net assets available for distribution after payment of liabilities.

Holders of common stock are not entitled to preemptive rights and the common stock is not subject to redemption.

Item 5. Interests of Named Experts and Counsel

Not applicable.

Item 6. Indemnification of Directors and Officers

Sections 1741 and 1742 of the Pennsylvania Business Corporation Law of 1988, as amended (the "PBCL"), provide that, unless otherwise restricted in its bylaws, a business corporation may indemnify directors and officers against liabilities they may incur as such provided that the particular person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. In general, the power to indemnify under these sections does not exist in the case of actions against a director or officer by or in the right of the corporation if the person otherwise entitled to indemnification shall have been adjudged to be liable to the corporation unless it is judicially determined that, despite the adjudication of liability but in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnification for specified expenses. Section 1743 of the PBCL requires a business corporation to indemnify directors and officers against expenses they may incur in defending actions against them in such capacities if they are successful on the merits or otherwise in the defense of such actions.

Section 1713 of the PBCL permits the shareholders to adopt a bylaw provision relieving a director (but not an officer) of personal liability for monetary damages except where (i) the director has breached the applicable standard of care, and (ii) such conduct constitutes self-dealing, willful misconduct or recklessness. This Section also provides that a director may not be relieved of liability for the payment of taxes pursuant to any federal, state or local law or of liability or responsibility under a criminal statute. Section 4.01 of the Registrant's bylaws limits the liability of any director of the Registrant to the fullest extent permitted by Section 1713 of the PBCL.

Section 1746 of the PBCL grants a corporation broad authority to indemnify its directors, officers and other agents for liabilities and expenses incurred in such capacity, except in circumstances where the act or failure to act giving rise to the claim for indemnification is determined by a court to have constituted willful misconduct or recklessness.

Article EIGHTH of the Articles of Incorporation of the Registrant provides that the Registrant shall indemnify its representatives to the fullest extent under the PBCL. Furthermore, by a vote of the majority of disinterested directors, the Registrant can provide further indemnification as allowed by the PBCL.

The Registrant maintains, on behalf of its directors and officers, insurance protection against certain liabilities arising out of the discharge of their duties, as well as insurance covering the Registrant for indemnification payments made to its directors and officers for certain liabilities. The premiums for such insurance are paid by the Registrant.

Item 7.   **Exemption from Registration Claimed.**

None.

Item 8.   **Exhibits.**

Exhibit Number	Description
3.1	Articles of Incorporation(1)
3.2	Amendment to Articles of Incorporation
3.3	Bylaws(1)
5.1	Opinion of Manatt, Phelps & Phillips, LLP
15.1	Letter re Unaudited Interim Financial Information
23.1	Independent Auditors' Consent
23.2	Consent of Manatt, Phelps & Phillips, LLP (included in Exhibit 5.1).
99.1	1997 Stock Incentive Option Plan.

99.2   1997 Amended Directors Stock Option Plan
_____
(1)   Filed as an exhibit to the Registration Statement on Form S-4 (No. 33-46164) filed with the
SEC on March 6, 1992 and incorporated herein by reference.

Item 9. Undertakings

A. The undersigned Registrant hereby undertakes: (1) to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, (ii) to reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement and (iii) to include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement; provided, however, that clauses (1)(i) and (1)(ii) shall not apply if the information required to be included in a post-effective amendment by those clauses is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act of 1934 that are incorporated by reference into this Registration Statement; (2) that for the purpose of determining any liability under the Securities Act of 1933 each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and (3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the Registrant's 1997 Incentive Stock Option Plan and 1997 Directors Stock Option Plan.

B. The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference into this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

C. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or controlling persons of the Registrant pursuant to the indemnification provisions summarized in Item 6 or otherwise, the Registrant has been advised that, in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

**SIGNATURES**

Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe it meet all of the requirements for filing a Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the Borough of Slippery Rock, Commonwealth of Pennsylvania, on June 28, 2004.

SLIPPERY ROCK FINANCIAL CORPORATION

By: /s/ William Sonntag
       William Sonntag
       President and Chief Executive Officer
       (Principal Executive Officer)

POWER OF ATTORNEY

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated. Each person whose signature appears below hereby authorizes William Sonntag and Mark Volponi each of them, to file one or more amendments (including additional post-effective amendments) to this Registration Statement, which amendments may make such changes as any of such persons deem appropriate, and each person, individually and in each capacity stated below, hereby appoints each of such persons as attorney-in-fact to execute in his name and on his behalf any of such amendments to the Registration Statement.

Pursuant to the requirements of the Securities Act, this amendment to the registrant's registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ John W. Conway John W. Conway	Director	June 24, 2004
/s/ Robert E. Gregg Robert E. Gregg	Director	June 24, 2004
_____ William D. Kingery	Director	June __, 2004
_____ Brenda K. McBride	Director	June __, 2004
/s/ Scott A. .McDowell Scott A. McDowell	Director	June 24, 2004
/s/ Thomas D. McClymonds Thomas D. McClymonds	Director	June 24, 2004
/s/ S.P. Snyder S.P. Snyder	Director	June 24, 2004
/s/ William C. Sonntag William C. Sonntag	Director	June 24, 2004
_____ Charles C. Stoops, Jr.	Director	June __, 2004
/s/ Norman P. Sundell Norman P. Sundell	Director	June 24, 2004

EXHIBIT INDEX

Exhibit No.	Description
3.2	Amendment to Articles of Incorporation
5.1	Opinion of Manatt, Phelps & Phillips, LLP
15.1	Letter re Unaudited Interim Financial Information
23.1	Independent Auditors' Consent
23.2	Consent of Manatt, Phelps & Phillips, LLP (included in Exhibit 5.1).
99.1	1997 Amended Stock Incentive Option Plan.
99.2	1997 Amended Directors Stock Option Plan

_____

EXHIBIT 3.2

ARTICLES OF AMENDMENT

1. The name of the corporation is Slippery Rock Financial Corporation.

2. The address of the registered office of the corporation in Pennsylvania (which is located in Butler County) is:


100 South Main Street
Slippery Rock, PA 16057


3. The statute under which the corporation was incorporated is the Pennsylvania Business Corporation Law of 1988.

4. The date of its incorporation is December 9, 1991.

5. The amendment shall be effective upon the filing of these articles of amendment in the Department of State.

6. The amendment was adopt by the board of directors pursuant to 15 Pa. C.S. § 1914(c).

7. The amendment adopted by the corporation, set forth in full, is as follows:

BE IT RESOLVED, that the first paragraph or ARTICLE FIFTH of the Articles of Incorporation be and it hereby is amended to read in its entirety as follows:

> "The aggregate number of shares which the Corporation shall have the authority to issue is twelve million shares of Common Stock, par value $0.25. The Corporation may issue shares, options, rights, securities having option or conversion rights and any other securities of any other class without first offering them to shareholders of any class or classes. The shareholders shall not have any rights of cumulative voting in the election of directors."

IN TESTIMONY WHEREOF, the undersigned corporation has caused these articles of amendment to be signed by a duly authorized officer hereof on the 26th day of April, 1996.


SLIPPERY ROCK FINANCIAL CORPORATION


By: /s/ William Sonntag
    President

EXHIBIT 5.1

Manatt, Phelps & Phillips, LLP
1501 M Street, NW, Suite 700
Washington, DC 20005
(202) 463-4300

June 28, 2004

Slippery Rock Financial Corporation
100 South Main Street
Slippery Rock, Pennsylvania 16057

   Re: <u>Registration Statement on Form S-8</u>

Ladies and Gentlemen:

   We have acted as counsel to Slippery Rock Financial Corporation, a Pennsylvania corporation (the "Company"), in connection with the preparation of a Registration Statement on Form S-8 to be filed with the Securities and Exchange Commission (the "Registration Statement"), with respect to the registration under the Securities Act of 1933, as amended, of 272,000 shares of Common Stock of the Company (the "Shares") pursuant to the Company's 1997 Incentive Stock Option Plan and 1997 Directors Stock Option Plan (the "Plans").

   We have examined, among other things, the Company's Articles of Incorporation and Bylaws, each as amended to date, the Plan, and records of corporate proceedings taken by the Company in connection with the authorization, issuance and sale of the Shares pursuant to the Plans, and such other documents as we have deemed necessary. Based on the foregoing and in reliance thereon, it is our opinion that the Shares, when they are issued pursuant to the Plans, will be validly issued, fully paid and non-assessable.

   We hereby consent to the use of this opinion as an exhibit to the Registration Statement. In giving this consent, we do not admit that we come within the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the Securities and Exchange Commission adopted under the Act.

      Very truly yours,

      <u>/s/ Manatt, Phelps & Phillips, LLP</u>

      MANATT, PHELPS & PHILLIPS, LLP

Exhibit 15.1

LETTER OF S.R. SNODGRASS, A.C.

June 25, 2004

Board of Directors
Slippery Rock Financial Corporation

We have reviewed, in accordance with standards of the Public Company Accounting Oversight Board (United States), the unaudited interim financial information of Slippery Rock Financial Corporation for the periods ended March 31, 2004 and 2003, as indicated in our report dated April 15, 2004; because we did not perform an audit, we expressed no opinion on that information.

We are aware that our report referred to above, which was included in your Quarterly Report on Form 10-Q for the quarter ended March 31, 2004 is being incorporated by reference in this Registration Statement (Form S-8) of Slippery Rock Financial Corporation.

We also are aware that the aforementioned report, pursuant to Rule 436(c) under the Securities Act of 1933, is not considered a part of the Registration Statement prepared or certified by an accountant or a report prepared or certified by an accountant within the meaning of Sections 7 and 11 of that Act.

/s/ S.R. Snodgrass, A.C.

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of Slippery Rock Financial Corporation (the "Company") of our report dated January 30, 2004, appearing in the Annual Report on Form 10-K of the Company for the year ended December 31, 2003.

S. R. Snodgrass, AC

Wexford, Pennsylvania
June 25, 2004

EXHIBIT 99.1

SLIPPERY ROCK FINANCIAL CORPORATION

1997 AMENDED INCENTIVE STOCK OPTION PLAN

The purposes of the 1997 Incentive Stock Option Plan (the "Plan") are to encourage eligible employees of SLIPPERY ROCK FINANCIAL CORPORATION (the "Corporation") and its Subsidiaries, including Directors and Officers of the Corporation who are employees, to increase their efforts to make the Corporation and each Subsidiary more successful, to provide an additional inducement for such employees to remain with the Corporation or a subsidiary, to reward such employees by providing an opportunity to acquire the common stock, par value $0.25 per share, of the Corporation (the "Common Stock") on favorable terms and to provide a means through which the Corporation may attract able persons to enter the employment of the Corporation or one of its Subsidiaries. For purposes of the Plan, the term "Subsidiary" means any corporation in an unbroken chain of corporations beginning with the Corporation if each of the corporations (other than the last corporation in the unbroken chain) owns stock possessing at least fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other corporations in the chain.

SECTION 1

Administration

The Plan shall be administered by a Committee (the "Committee") appointed from time to time by the Board of Directors of the Corporation (the "Board") and consisting of those members of the Personnel Committee who are not also employees of the Corporation and none of whom is, or was within one year prior to becoming a member of the Committee, eligible for selection as a person to whom stock options may be granted pursuant to the Plan. If at any time a member of the Committee would not be eligible for initial appointment to the Committee, said member shall be deemed to have resigned from the Committee. The Board may at any time, without cause, remove any person from the Committee by written notice to such person. Any member of the Committee may resign by written notice to the Board.

The Committee shall interpret the Plan and prescribe such rules, regulations and procedures in connection with the operations of the Plan as it shall deem to be necessary and advisable for the administration of the Plan consistent with the purposes of the Plan.

The Committee shall keep records of any action taken at its meetings. A majority of the Committee shall constitute a quorum at any meeting and the acts of a majority of the members present at any meeting at which a quorum is present, or acts approved in writing by a majority of the Committee, shall be the acts of the Committee.

SECTION 2

Eligibility

Those salaried employees of the Corporation or any Subsidiary with executive, managerial, technical or professional responsibility, who may or may not be a member of the Board, shall be eligible to receive stock options as described herein.

Subject to the provisions of the Plan, the Committee shall have full and final authority, in its discretion, to grant stock options as described herein and to determine the employees to whom stock options shall be granted and the number of shares to be covered by each stock option. In determining the eligibility of any employee, as well as in determining the number of shares which may be acquired pursuant to each stock option, the Committee shall consider the positions and the responsibilities of the employee being considered, the nature and value to the Corporation or a Subsidiary of his or her services, his or her present and/or potential contribution to the success of the Corporation or a Subsidiary and such other factors as the Committee may deem relevant.

SECTION 3

Shares Available under the Plan

The aggregate number of shares of Common Stock which may be issued or delivered and as to which stock options may be granted under the Plan is 200,000* shares. All of such shares are subject to adjustment and substitution as set forth in Section 6.

If any stock option granted under the Plan is cancelled by mutual consent or terminates or expires for any reason without having been exercised in full, the number of shares subject to such stock option shall again be available for purposes of the Plan.

The shares which may be issued or delivered under the Plan may be either authorized but unissued shares or treasury shares or partly each, as shall be determined from time to time by the Board.

SECTION 4

Grant of Stock Options

The Committee shall have authority, to grant only "incentive stock options" pursuant to Section 422 of the Internal Revenue Code of 1986.

The aggregate fair market value of stock (determined at the time of grant) with respect to which incentive stock options are exercisable for the first time by any individual during any calendar year (under this Plan and all such plans of the individual's employer corporation and its parent and subsidiary corporations) shall not exceed $100,000. The preceding sentence shall be applied by taking options into account in the order in which they are granted.

SECTION 5

Terms and Conditions of Stock Options

Stock options granted under the Plan shall be subject to the following terms and conditions:

(A)   The purchase price at which each stock option may be exercised (the "Option Price") shall be such price as the Committee, in its discretion, shall determine but shall not be less than one hundred percent (100%) of the fair market value per share of Common Stock which may be acquired pursuant to the stock option on the date of grant, except that in the case of an incentive stock option granted to an employee who, immediately prior to such grant, owns stock possessing more than ten percent (10%) of the total combined voting power of all classes of stock of the Corporation or any Subsidiary (a "Ten Percent Employee"), the Option Price shall not be less than 110% of such fair market value on the date of grant. For purposes of this Section 5(A), the fair market value of the Common Stock shall be determined as provided in Section 5(H) below. Also, for purposes of this Section 5(A) , an individual (i) shall be considered as owning not only shares of the Common Stock owned individually, but also all shares that are at the time owned, directly or indirectly, by or for the spouse, ancestors, lineal descendants and brothers and sisters (whether by the whole or half blood) of such individual and (ii) shall be considered as owning proportionately any shares owned, directly or indirectly, by or for any corporation, partnership, estate or trust in which such individual shall be a stockholder, partner or beneficiary.

(B)   The Option Price shall be payable in full in (i) cash; (ii) by delivery to the Corporation of a notice of exercise with an irrevocable direction to a broker-dealer registered under the Securities Exchange Act of 1934 ("1934 Act") to sell a sufficient portion of the shares and deliver the sale proceeds to the Corporation to pay the exercise price; (iii) by delivery to the Corporation of previously-owned shares having an aggregate fair market value equal to the exercise price of the shares being purchased; or (iv) election to have shares otherwise issuable to the Optionee having a fair market value equal to the portion of the exercise price of the option being paid pursuant to this election withheld to pay the exercise price.

---

* Reflects 2-for-1 stock split in 1998.

The date of exercise of a stock option shall be determined under procedures established by the Committee, and the Option Price shall be payable at such time or times as the Committee, in its discretion, shall determine. No shares shall be issued or delivered upon exercise of a stock option until full payment of the Option Price has been made. When full payment of the Option Price has been made, the Optionee shall be considered for all purposes to be the owner of the shares with respect to which payment has been made.

(C)   Subject to Section 7 hereof, stock options may not be exercised before the second anniversary of the date on which the options were granted (the "Grant Date"). On or after the second anniversary of the Grant Date, 33 1/3% of the options may be exercised; on or after the third anniversary of the Grant Date, 66 2/3% of the options, minus the aggregate number previously exercised, may be exercised; and on or after the fourth anniversary of the Grant Date, the remainder may be exercised. No incentive stock option shall be exercisable after the expiration of ten years (five years in the case of a Ten Percent Employee) from the Grant Date. Subject to this Section 5(C) and Sections 5(F), 5(G) and 5(H) below, stock options may be exercised at such times, in such amounts and subject to such restrictions as shall be determined, in its discretion, by the Committee.

(D)   No stock option rights shall be transferable by an Optionee other than by will, or if an Optionee dies intestate, by the laws of descent and distribution of the state of domicile of the Optionee at the time of death, and all stock options shall be exercisable during the lifetime of an Optionee only by the Optionee.

(E)   Unless otherwise determined by the Committee and set forth in the stock option agreement referred to in Section 5(G) or an amendment thereto;

(i)   If the employment of an Optionee who is not a Disabled Optionee (as defined in Section 5(F) below) is voluntarily terminated with the consent of the Corporation or a Subsidiary, any then outstanding stock option held by such an Optionee shall be exercisable (to the extent exercisable on the date of termination of employment) by such an Optionee at any time prior to the earlier of the expiration date of such stock option or the date which is three months after the date of termination of employment;

(ii)   If an Optionee retires under any retirement plan of the Corporation or a Subsidiary, any then outstanding stock option held by such an Optionee shall be exercisable in full (whether or not so exercisable on the date of termination of employment) by such an Optionee at any time prior to the earlier of the expiration date of such stock option or the date which is three months after the date of termination of employment;

(iii)   If the employment of any Optionee who is a Disabled Optionee is terminated, any then outstanding stock option held by such Optionee shall be exercisable in full (whether or not so exercisable on the date of termination of employment) by the Optionee at any time prior to the earlier of the expiration date of such stock option or the date which is one year after the date of termination of employment;

(iv)   The following transfers of employees will not be treated as a termination of employment;

(a)   A transfer of an employee between Subsidiaries of the Corporation;

(b)   A transfer of an employee from the Corporation to one of its Subsidiaries; or

(c)   A transfer of an employee to the Corporation from one of its Subsidiaries.

(v)   Following the death of an Optionee during employment, any outstanding stock option held by the Optionee at the time of death shall be exercisable in full (whether or not so exercisable on the date of the death of the Optionee) by the person or persons entitled to do so under the will of the Optionee, or, if the Optionee shall fail to make testamentary disposition of the stock option or shall die intestate, by the legal representative of the Optionee, at any time prior to the expiration date of such stock option or within one year after the date of death, whichever is the shorter period. Following the death of an Optionee after termination of employment during a period when a stock option is exercisable as provided in clauses (i), (ii) and (iii) above, any outstanding stock option held by the Optionee at the time of death shall, to the extent the stock option was exercisable by the Optionee at the time of death, be exercisable by such person or persons as would have been so entitled had the employee died prior to the termination of employment, so long as such exercise occurs prior to the earlier of the expiration date of such stock option or the date which is one year after the date of death.

(F)   If the employment of an Optionee terminates for any reason other than voluntary termination with the consent of the Corporation or a Subsidiary, disability, retirement under any retirement plan of the Corporation or a Subsidiary, or death, the rights of such Optionee under any then outstanding stock option shall terminate at the time of such termination of employment. In addition, the Committee may in its discretion immediately terminate all stock options held by the Optionee if an Optionee (i) engages in the operation or management of a business, whether as owner, partner, officer, director, employee or otherwise and whether during or after termination of employment, which is in competition with the Corporation or any of its Subsidiaries; (ii) uses for his own benefit or discloses to a third party information pertaining to the Corporation or any of its Subsidiaries which the Corporation or its Subsidiaries consider to be confidential; or (iii) interferes with the relationship between the Corporation or a Subsidiary and its employees, suppliers or customers.

"Disabled Optionee" shall mean an individual who is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or which has lasted or can be expected to last for a continuous period of not less than 12 months.

Whether termination of employment is a voluntary termination with the consent of the Corporation or a Subsidiary; whether an Optionee is a Disabled Optionee; whether an Optionee has engaged in the operation of management of a business which is in competition with the Corporation or any of its Subsidiaries; whether an Optionee uses for his own benefit or discloses to a third party information pertaining to the Corporation or any of its Subsidiaries which is confidential; and whether an Optionee has interfered with the relationship between the Corporation or a Subsidiary and its employees, suppliers or customers shall be determined in each case by the Committee, whose determination shall be final and binding unless such determination is demonstrably arbitrary and capricious.

(G)   All stock options shall be confirmed by a stock option agreement, or an amendment thereto, which shall be executed by the Chief Executive Officer, the President (if other than the Chief Executive Officer) or any Executive Vice President on behalf of the Corporation and by the employee to whom such stock options are granted.

(H)   Fair market value of the Common Stock, at such times as the Common Stock trades in the over-the-counter market or on a stock exchange, shall be computed by taking a weighted average of the mean between the highest and lowest selling prices per share of the Common Stock as quoted in such reliable publication as the Committee, in its discretion, may choose to rely upon, on the fifteen (15) days immediately preceding the date as of which fair market value is to be determined. If there are no trades during such fifteen (15) days, the Committee shall use the weighted average price of the previous three (3) trades.

If at any time the Common Stock does not trade in the over-the-counter market or on a stock exchange, the fair market value of the Common Stock stall be determined by an independent and experienced appraiser selected by the Committee. Fair market value shall be determined without regard to any restriction applicable to the Common Stock other than a restriction which, by its terms, will never lapse.

(I)   The obligation of the Corporation to issue or deliver shares of the Common Stock under the Plan shall be subject to (i) the effectiveness of a registration statement under the Securities Act of 1933, as amended ("1933 Act"), with respect to such shares, if deemed necessary or appropriate by counsel for the Corporation, (ii) the condition that the shares shall have been listed (or authorized for listing upon official notice of issuance) upon each stock exchange on which such shares may then be listed and (iii) all other applicable laws, regulations, rules and orders which may then be in effect; provided, however, that if the Company Stock shall be delisted from all national stock exchanges and/or deregistered in accordance with the provisions of the 1934 Act, the Corporation shall have the obligation to issue and deliver shares of Common Stock under the Plan upon the exercise of any then outstanding stock option.

Subject to the foregoing provisions of this Section 5 and the other provisions of the Plan, any stock option granted under the plan shall be subject to such other terms and conditions as the Committee shall deem advisable.

SECTION 6

Adjustment and Substitution of Shares

If a dividend or other distribution shall be declared upon Common Stock payable in shares of Common Stock, the number of shares of Common Stock then subject to any outstanding stock option and the number of shares which may be issued or delivered under the Plan but are not then subject to an outstanding stock option shall be adjusted by adding thereto the number of shares which would have been distributable thereon if such shares had been outstanding on the date fixed for determining the shareholders entitled to receive such stock dividend or distribution.

If the outstanding shares of Common Stock shall be changed into or exchangeable for a different number or kind of shares of stock or other securities of the Corporation or another corporation, whether through reorganization, reclassification, recapitalization, stock split-up, combination of shares, merger or consolidation, then there shall be substituted for each share of Common Stock subject to any then outstanding stock option and for each share of Common Stock which may be issued or delivered under the Plan but is not then subject to an outstanding stock option, the number and kind of shares of stock or other securities into which each outstanding share of Common Stock shall be so changed or for which each such share shall be exchangeable.

In the case of any adjustment or substitution as provided for in this Section 6, the aggregate option price for all shares subject to each then outstanding stock option prior to such adjustment or substitution shall be the aggregate option price for all shares of stock or other securities (including any fraction) to which such shares shall have been adjusted or which shall have been substituted for such shares. Any new option price per share shall be carried to at least three decimal places with the last decimal place rounded upwards to the nearest whole number.

No adjustment or substitution provided for in this Section 6 shall require the Corporation to issue or sell a fraction of a share or other security. Accordingly, all fractional shares or other securities which result from any such adjustment or substitution shall be eliminated and not carried forward to any subsequent adjustment or substitution.

If any such adjustment or substitution provided for in this Section 6 requires the approval of shareholders in order to enable the Corporation to grant incentive stock options, then no such adjustment or substitution shall be made without prior shareholder approval. Notwithstanding the foregoing, if the effect of any such adjustment or substitution would be to cause the stock option to fail to continue to qualify as an incentive stock option or to cause a modification, extension or renewal of such stock option within the meaning of section 424 of the Code, the Committee may elect that such adjustment or substitution not be made but rather shall use reasonable efforts to effect such other adjustment of each then outstanding stock option as the Committee in its sole discretion shall deem equitable and which will not result in any disqualification, modification, extension or renewal (within the meaning of Section 424 of the Code) of such incentive stock option.

SECTION 7

Acceleration of the Exercise Date of Stock Options

Notwithstanding any other provision of this Plan, all stock options shall become exercisable upon the occurrence of any of the events listed below whether or not such options are then exercisable under the provisions of the applicable agreements relating thereto:

(A)   Stock option rights shall be exercisable during any one or more of the following periods:

(i)   for a period of 60 days beginning on the date on which shares of Common Stock are first purchased pursuant to a tender offer or exchange offer (other than such an offer by the Corporation or a Subsidiary), whether or not such offer is approved or opposed by the Corporation or a Subsidiary and regardless of the number of shares of Common Stock purchased pursuant to such offer;

(ii)   for a period of 60 days beginning on the date the Corporation acquires knowledge that any person or group deemed a person under Section 13(d)(3) of the 1934 Act (other than any director of the Corporation on January 21, 1997, any Affiliate or Associate of any such director (with such terms having the respective meanings set forth in Rule 12b-2 under the 1934 Act as in effect on January 21, 1997) , any member of the family of any such director, any trust (including the trustees thereof) established by or for the benefit of any such persons, or any charitable foundation, whether a trust or a corporation (including the trustees and directors thereof) established by any of such persons), in a transaction or series of transactions shall become the beneficial owner, directly or indirectly (with beneficial ownership determined as provided in Rule 13d-3, or any successor rule, under the 1934 Act), of securities of the Corporation entitling the person or group to 20% or more of all votes (without consideration of the rights of any class of stock to elect directors by a separate class vote) to which all shareholders of the Corporation would be entitled if the election held on such date;

(iii)   for a period of 60 days beginning on the date of filing under the Exchange Act of a Statement on Schedule 13D, or any amendment thereto, by any person or group deemed a person under Section 13(d)(3) of the 1934 Act, disclosing an intention or possible intention to acquire or change control of the Corporation;

(iv)   for a period of 60 days beginning on the date, during any period of two consecutive years, when individuals who at the beginning of such period constitute the Board of Directors of the Corporation cease for any reason to constitute at least a majority thereof, unless the election, or the nomination for election by the shareholders of the Corporation, of each new Director was approved by a vote of at least two-thirds of the directors then still in office who were Directors at the beginning of such period; and

(v)   for a period of 60 days beginning on the date of approval by the shareholders of the Corporation of an agreement (a "reorganization agreement") providing for (a) the merger or consolidation of the Corporation with another corporation where the shareholders of the Corporation, immediately prior to the merger or consolidation, will not beneficially own, immediately after the merger or consolidation, shares of the corporation issuing cash or securities in the merger or consolidation entitling such shareholders to 40% or more of all votes ("Successor Corporation") (without consideration of the rights of any class of stock to elect directors by a separate class vote) to which all shareholders of the Successor Corporation would be entitled in the election of Directors or where the members of the Board of Directors of the Successor Corporation, immediately prior to the merger or consolidation, do not, immediately after the merger or consolidation, constitute a majority of the Board of Directors of the corporation issuing cash or securities in the merger or consolidation or (b) the sale or other disposition of all or substantially all the assets of the Corporation.

SECTION 8

Effect of the Plan on the Rights of Employees and Employer

Neither the adoption of the Plan or any action of the Board or the Committee pursuant to the Plan shall be deemed to give any employee any right to be granted a stock option under the Plan and nothing in the Plan, in any stock option granted under the Plan or in any stock option agreement shall confer any right upon any employee to continue in the employment of the Corporation or any Subsidiary or diminish in any way the right of the Corporation or any Subsidiary to terminate the employment of any employee at any time. The granting of a stock option shall impose no obligation upon the Optionee to exercise such option.

SECTION 9

Amendment

The right to alter and amend the Plan at any time and from time to time and the right to revoke or terminate the Plan are hereby specifically reserved to the Board; provided always that no such revocation or termination shall terminate any outstanding stock option theretofore granted under the Plan; and provided further that no such alteration or amendment of the Plan shall, without prior shareholder approval, (a) increase the total number of shares which may be issued under the Plan, (b) increase the total number of shares issuable pursuant to any stock option granted to any one Optionee, (c) make any changes in the class of eligible employees or (d) extend the period set forth in the Plan during which stock options may be granted. No alteration, amendment, revocation or termination of the Plan shall, without the written consent of the holder of a stock option theretofore granted under the Plan, adversely affect the rights of such holder with respect to such stock option.

SECTION 10

Effective Date and Duration of Plan

The effective date and date of adoption of the Plan shall be January 21, 1997 (the "Effective Date"), the date of adoption of the Plan by the Board, provided that such adoption of the Plan by the Board is approved by the affirmative vote of the holders of at least a majority of the outstanding shares of Common Stock at a meeting of such holders duly called, convened and held within one year of the Effective Date. Notwithstanding any provision of the Plan to the contrary, no stock option granted under the Plan prior to such shareholder approval may be exercised until after such approval. No stock option may be granted under the Plan subsequent to the date which is ten (10) years following the Effective Date of the Plan.

SECTION 11

Application of Funds

The proceeds received by the Corporation for the sale of the Common Stock pursuant to exercise of stock options shall be used for general corporate purposes.

SECTION 12

Reservation of the Stock

The Corporation shall be under no obligation to purchase or reserve Common Stock to satisfy the exercise of stock options. The grant of stock options to employees hereunder shall not be construed to constitute the establishment of a trust of the Common Stock issuable pursuant to such stock options, and no particular Common Stock shall be identified as optioned and reserved for employees hereunder. The Corporation shall be deemed to have complied with the terms of the Plan if, at the time of issuance and delivery pursuant to the exercise of a stock option, it has a sufficient number of shares of the Common Stock authorized and unissued or in its treasury which may then be appropriate and issued for purposes of the Plan, irrespective of the date when such Common Stock was authorized.

SECTION 13

Governing Law

The Plan and all determinations and actions taken pursuant thereto shall be governed by the laws of the Commonwealth of Pennsylvania and construed in accordance therewith.

EXHIBIT 99.2

SLIPPERY ROCK FINANCIAL CORPORATION
1997 AMENDED DIRECTORS STOCK OPTION PLAN

ARTICLE I
ESTABLISHMENT OF THE PLAN

Slippery Rock Financial Corporation (the "Corporation") hereby establishes this 1997 Directors Stock Option Plan (the "Plan") upon the terms and conditions hereinafter stated.

ARTICLE II
PURPOSE OF THE PLAN

The purpose of this Plan is to improve the growth and profitability of the Corporation by attracting, and retaining qualified non-employee directors and providing such directors with a proprietary interest in the Corporation through non-discretionary grants of non-qualified stock options (an "Option" or "Options") to purchase shares of the Corporation's common stock, par value $0.25 per share ("Common stock").

ARTICLE III
ADMINISTRATION OF THE PLAN

3.01   Administration. This Plan is intended to be a "formula award" plan under Rule 16b-3 promulgated under the Securities Exchange Act of 1934, as amended (the "1934 Act"), and shall be administered by a Committee (the "Committee") consisting of those members of the Personnel Committee of the Board of Directors (the "Board") who are not also employees of the Corporation. The Committee shall have the power, subject to and within the limits of the express provisions of this Plan, to exercise such powers and to perform such acts as are deemed necessary or expedient to promote the best interests of the Corporation with respect to this Plan.

3.02   Compliance with Law and Regulations. All Options granted hereunder shall be subject to all applicable federal and state laws, rules and regulations and to such approvals by any government or regulatory agency as may be required. The Corporation shall not be required to issue or deliver any certificates for shares of Common Stock prior to the completion of any registration or qualification or obtaining of consents or approvals with respect to such shares under any federal or state law or any rule or regulation of any government body, which the Committee shall, in its sole discretion, determine to be necessary or advisable. Moreover, no Option may be exercised if such exercise or issuance would be contrary to applicable laws and regulations.

3.03   Restrictions on Transfer. Transfer of shares may be restricted by applicable laws and regulations, and the Corporation may place a legend upon any certificate representing shares acquired pursuant to an Option granted hereunder to that effect.

ARTICLE IV
ELIGIBILITY

Options shall be granted pursuant to the terms hereof to each director of the Corporation who is not an employee of the Corporation or any subsidiary of the Corporation ("non-employee director"). No honorary directors, advisory directors or directors emeritus shall be entitled to receive options hereunder.

ARTICLE V
COMMON STOCK COVERED BY THE PLAN

5.01   Option Shares. The aggregate number of shares of Common Stock of the Corporation which may be issued pursuant to this Plan, subject to adjustment as provided in Article VIII, shall be 72,000[*] shares of Common Stock. None of such shares shall be the subject of more than one Option at any time, but if an Option as to any shares is surrendered before exercise or expires or terminates for any reason without having been exercised in full, or for any other reason ceases to be exercisable, the number of shares covered thereby shall again become available for grant under this Plan as if no Options had been previously granted with respect to such shares.

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[*] Reflects 2-for-1 stock split in 1998.

5.02   Source of Shares. The shares of Common Stock issued under this Plan may be authorized but previously unissued shares or treasury shares or partly each, as shall be determined from time to time by the Board.

ARTICLE VI
OPTION GRANTS

6.01   Option Grants. A compensatory stock option to purchase 1,000 shares of Common Stock shall be automatically granted to each non-employee director of the Corporation as of September 30 of each year, beginning September 30, 1997 and ending September 30, 2006.

6.02   Allocation of Grants. If, on any date on which Options are to be granted pursuant to this Plan, the number of shares of Common Stock remaining available under this Plan (after taking into account both shares theretofore sold or issued and shares subject to issuance upon exercise of outstanding Options) is insufficient for the grant of Options to purchase the entire number of shares specified above, then Options to purchase a proportionate amount of such available number of shares (rounded down to the greatest number of whole shares) shall be granted to each non-employee director entitled to receive an Option on such date.

ARTICLE VII
OPTION TERMS

Each option granted hereunder shall be on the following terms and conditions:

7.01   Option Agreement. The authorized officers of the Corporation and each Optionee shall execute an Option Agreement which shall set forth the total number of shares of Common Stock to which it pertains, the exercise price and such other terms, conditions and provisions as are appropriate, provided that they are not inconsistent with the terms, conditions and provisions of this Plan. Each Optionee shall receive a copy of his executed Option Agreement.

7.02   Option Exercise Price. The per share exercise price at which the shares of Common Stock may be purchased upon exercise of an Option granted pursuant to Section 6.01 hereof shall be equal to one hundred percent (100%) of the fair market value of the shares on the date of the grant of the Option. Fair market value, at such times as the Common Stock trades in the over-the-counter market or on a stock exchange, shall be computed by taking a weighted average of the mean between the highest and lowest selling prices per share of the Common Stock as quoted in such reliable publication as the Committee, in its discretion, may choose to rely upon, on the fifteen (15) days immediately preceding the date as of which fair market value is to be determined. If there are no trades during such fifteen (15) days, the Committee shall use the weighted average price of the previous three (3) trades. If at any time the Common Stock does not trade in the over-the-counter market or on a stock exchange, the fair market value of the Common Stock shall be determined by an independent and experienced appraiser selected by the Committee. Fair market value shall be determined without regard to any restriction applicable to the Common Stock other than a restriction which, by its terms, will never lapse.

7.03   Vesting of Options. Options shall be immediately vested on the date of grant.

7.04   Exercise and Duration of Options.

(a)   Each Option or portion thereof shall be exercisable at any time on or after the date of grant until ten (10) years after the date of grant, provided that no Option or portion thereof may be exercised until the shareholders of the Corporation have approved this Plan by such vote as may be required by applicable laws and regulations.

(b)   Exception for Termination Due to Death, Disability, Retirement or Resignation. If an Optionee dies while serving as a non-employee director of the Corporation or terminates his service as a non-employee director as a result of disability without having fully exercised his Options, the Optionee or the executors, administrators, legatees or distributees of his estate shall have the right to exercise such Options during the twelve-month period following such death or disability, provided that no Option shall be exercisable more than ten (10) years from the date it was granted. If an Optionee ceases to hold office as a non-employee director of the Corporation for any reason other than death, disability or removal for cause without having fully exercised his Options, the Optionee shall have the right to exercise such Options during the three months following such cessation, provided that no option shall be exercisable more than ten (10) years from the date it was granted.

(c)   Options granted to a non-employee director who is removed for cause pursuant to the Corporation's Bylaws shall terminate as of the effective date of such removal.

7.05   Nonassignability. Options shall not be transferable by an Optionee except by will or the laws of descent and distribution, and during an Optionee's lifetime shall be exercisable only by such Optionee or the Optionee's guardian or legal representative.

7.06   Manner of Exercise. Options maybe exercised in part or in whole and at one time or from time to time. The procedures for exercise shall be set forth in the written Option Agreement provided for in Section 7.01.

7.07   Payment for Shares. Payment in full of the purchase price for shares of Common Stock purchased pursuant to the exercise of an Option shall be made to the Corporation upon exercise of the Option. Payment for shares shall be made by the Optionee (i) in cash; (ii) by delivery to the Corporation of a notice of exercise with an irrevocable direction to a broker-dealer registered under the 1934 Act to sell a sufficient portion of the shares and deliver the sale proceeds to the Corporation to pay the exercise price; (iii) by delivery to the Corporation of previously-owned shares having an aggregate fair market value equal to the exercise price of the shares being purchased; or (iv) election to have shares otherwise issuable to the Optionee having a fair market value equal to the portion of the exercise price of the Option being paid pursuant to this election withheld to pay the exercise price.

7.08   Voting and Dividend Rights. No Optionee shall have any voting or dividend rights or other rights of a shareholder in respect of any shares of Common Stock covered by an Option prior to the time that his name is recorded on the Corporation's shareholder ledger as the holder of record of such shares acquired pursuant to an exercise of an option.


ARTICLE VIII
ADJUSTMENTS FOR CAPITAL CHANGES


The aggregate number of shares of Common Stock available for issuance under this Plan, the number of shares to which any Option relates and the exercise price per share of Common Stock under any Option shall be proportionately adjusted for any increase or decrease in the total number of outstanding shares of Common Stock issued subsequent to the effective date of this Plan resulting from a split, subdivision or consolidation of shares or any other capital adjustment, the payment of a stock dividend, or other increase or decrease in such shares effected without receipt or payment of consideration by the Corporation. If, upon a merger, consolidation, reorganization, liquidation, recapitalization or the like of the Corporation, shares of Common Stock shall be exchanged for other securities of the Corporation or of another corporation, each recipient of an Option shall be entitled, subject to the conditions herein stated, to purchase or acquire such number of shares of Common Stock or amount of other securities of the Corporation or such other corporation as were exchangeable for the number of shares of Common Stock which such Optionees would have been entitled to purchase or acquire except for such action, and appropriate adjustments shall be made to the per share exercise price of outstanding options.


ARTICLE IX
AMENDMENT AND TERMINATION OF THE PLAN


The Board may, by resolution, at any time terminate, amend or revise this Plan with respect to any shares of Common Stock as to which Options have not been granted, provided, however, that no amendment which (a) changes the maximum number of shares that may be sold or issued under the Plan (other than in accordance with the provisions of Article VIII) or (b) changes the class of persons that may be granted Options shall become effective until it receives the approval of the shareholders of the Corporation, and further provided that the Board may determine that shareholder approval for any other amendment to this Plan may be advisable for any reason, such as for the purpose of obtaining or retaining any statutory or regulatory benefits under tax, securities or other laws or satisfying any applicable stock exchange listing requirements. The Board may not, without the consent of the holder of an Option, alter or impair any Option previously granted under this Plan except as specifically authorized herein. Notwithstanding anything contained in the Plan to the contrary, the provisions of Articles, IV, VI and VII of this Plan shall not be amended more than once every six months, other than to comport with changes in the Internal Revenue Code of 1986, as amended, the Employee Retirement Income Security Act, as amended, or the rules promulgated under such statutes.

ARTICLE X
RIGHTS TO CONTINUE AS A DIRECTOR

Neither this Plan nor the grant of any Options hereunder nor any action taken by the Committee in connection with this Plan shall create any right on the part of any non-employee director of the Corporation to continue as such.

ARTICLE XI
EFFECTIVE DATE OF THE PLAN; TERM

11.01 **Effective Date of the Plan.** This Plan shall become effective on January 21, 1997, the date of its adoption by the Corporation's Board ("Effective Date"), provided that such adoption by the Board is approved by the affirmative vote of the holders of at least a majority of the outstanding shares of Common Stock at a meeting of such holders duly called, held and convened within one year of the Effective Date. No shares of Common Stock may be issued pursuant to this Plan until this Plan is approved by the shareholders.

11.02 **Term of Plan.** Unless sooner terminated, this Plan shall remain in effect through January 21, 2007. No options shall be granted under this Plan after such date. Termination of this Plan shall not affect any Options previously granted and such Options shall remain valid and in effect until they (a) have been fully exercised, (b) are surrendered, or (c) expire or are forfeited in accordance with their terms.

ARTICLE XII
MISCELLANEOUS

12.01 **Governing Law.** This Plan shall be construed under the laws of the Commonwealth of Pennsylvania.

12.02 **Pronouns.** Wherever appropriate, the masculine pronoun shall include the feminine pronoun, and the singular shall include the plural.